FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

TABLE OF CONTENTS

Item
1.	Translation of a letter to CONASEV, dated June 8, 2005, communicating a material fact about the Second Program of commercial papers, series D.

2.	Translation of a letter to CONASEV, dated June 8, 2005, communicating a material fact about the Second Program of commercial papers, series E.

Item 1

June 8, 2005

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Re: Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the result of the placing of the 32nd issue of the Second Program of Telefónica del Peru’s Commercial Papers made on June 7th. The general conditions of the issue are detailed below:

Collocation Amount	: S/. 25,000,000 (twenty five million Nuevos Soles).
Date of Issue	: June 8, 2005
Nominal Value	: S/. 5,000.00 (five thousand Nuevos Soles)
N° of Commercial Papers	: 5,000

The issue conditions of the serial are:

Serial D	: 360 days
Implicit Return	: 4.3873%
Collocation Price	: 95.7971% of the nominal value
Date of Redemption	: June 3, 2006
Payment Date	: June 5, 2006

Find attached the information required.

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Telefónica del Perú S.A.A.

Item 1

Information of Securities

Issuer: Telefónica del Perú S.A.A.

Issue: Second Program of Telefónica del Peru’s Commercial Papers - 32nd Issue.

Leat arranger: BBVA Banco Continental

Placing agent : Continental Bolsa SAB, S.A.

Serial	Implicit Return	Collocation Price	Amount	Collocation Amount	Collocation Date	Date of Issue	Date of Maturity	Nominal Value	N° of Securities (Papers)

D	4.3873%	95.7971%	S/.25,000,000	S/.25,000,000	06/07/2005	06/08/2005	06/03/2006	S/.5,000	5,000

Item 2

June 8, 2005

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Ref: Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the result of the placing of the 32nd issue of the Second Program of Telefónica del Peru’s Commercial Papers made on June 7th. The general conditions of the issue are detailed below:

Collocation Amount	: S/. 28,100,000 (twenty eight million one hundred thousand Nuevos Soles).
Date of Issue	: June 8, 2005
Nominal Value	: S/. 5,000.00 (five thousand Nuevos Soles)
No. of Commercial Papers	: 5,620

The issue conditions of the serial are:

Serial E	: 210 days
Implicit Return	: 4.0850%
Collocation Price	: 97.6915% of the nominal value
Date of Redemption	: January 4, 2006

Find attached the information required.

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Telefónica del Perú S.A.A.

Item 2

Information of Securities

Issuer: Telefónica del Perú S.A.A.

Issue: Second Program of Telefónica del Peru’s Commercial Papers - 32nd Issue.

Leat arranger: BBVA Banco Continental

Placing agent : Continental Bolsa SAB, S.A.

Serial	Implicit Return	Collocation Price	Amount	Collocation Amount	Collocation Date	Date of Issue	Date of Maturity	Nominal Value	N° of Securities (Papers)

E	4.0850%	97.6915%	S/.28,100,000	S/.28,100,000	06/07/2005	06/08/2005	01/04/2006	S/.5,000	5,620

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: June 22, 2005	By:	/s/ Julia María Valentín
	Name:	Julia María Valentín
	Title:	General Counsel